                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 11-K
                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                For the transition period from _______ to ______.

     Commission file number 1-2299

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Applied Industrial Technologies, Inc.
                    Supplemental Defined Contribution Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Applied Industrial Technologies, Inc.
                    One Applied Plaza
                    Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s)


                                                                                    Page No.
         (a)      Financial Statements                                          (in this Report)
                  --------------------                                          ----------------
                  Independent Auditors' Report                                           5

                  Statements of Net Assets Available                                     6
                           for Benefits --
                           December 31, 2000 and 1999
                  Statement of Changes in Net Assets                                     7
                           Available for Benefits --
                           Years Ended December 31,
                           2000, 1999 and 1998
                  Notes to Financial Statements --                                  8 - 11
                           Years Ended December 31,
                           2000, 1999 and 1998
         (b)      Exhibit(s)
                  ----------

                  Independent Auditors' Consent                                         12

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                 APPLIED INDUSTRIAL TECHNOLOGIES,
                                 INC. SUPPLEMENTAL DEFINED
                                 CONTRIBUTION PLAN

                                 By: Applied Industrial Technologies, Inc., as Plan Administrator

                                 By:              /s/ John R. Whitten
                                          ----------------------------------
                                                   Signature

                                                   John R. Whitten
                                          ----------------------------------
                                                   Printed Name

                                                   Vice President
                                          ----------------------------------
                                                   Title

Date: March 28, 2001

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

Financial Statements
As of December 31, 2000 and 1999
and For the Years Ended
December 31, 2000, 1999 and 1998,
And Independent Auditors' Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                         Page

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     As of December 31, 2000 and 1999                                      2

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 2000, 1999 and 1998                  3

   Notes to Financial Statements                                         4 - 7

INDEPENDENT AUDITORS' REPORT

Applied Industrial Technologies, Inc.
  Supplemental Defined Contribution Plan

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years ended December 31, 2000, 1999 and 1998 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

March 26, 2001

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 and 1999

--------------------------------------------------------------------------------

                                                  2000         1999

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc.
        common stock                        $2,929,054   $  452,981
    Mutual funds                             2,274,991    2,120,075
    Common/collective fixed income funds       198,933       19,152
                                            ----------   ----------
         Total investments                   5,402,978    2,592,208


                                            ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS           $5,402,978   $2,592,208
                                            ==========   ==========




See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

                                                    2000           1999          1998
                                                -----------    -----------   -----------
ADDITIONS:
 Participant Contributions                     $ 2,613,549    $   399,348   $   478,687

  Investment income:
    Dividends
     Common stock                                    26,970         12,295         5,532
     Mutual funds                                   130,955        108,439        95,622
     Common/collective fixed income funds                12              2             2
                                                -----------    -----------   -----------
       Total dividends                              157,937        120,736       101,156

    Net appreciation/(depreciation) in
    market value of investments:
     Common stock                                   515,504         72,632       (98,496)
     Mutual funds                                  (380,589)       359,709       102,222
     Common/collective fixed income funds             7,947            528         1,515
                                                -----------    -----------   -----------
       Total net appreciation in market value       142,862        432,869         5,241

                                                -----------    -----------   -----------
  Total investment income                           300,799        553,605       106,397

                                                -----------    -----------   -----------
      Total additions                             2,914,348        952,953       585,084

DEDUCTIONS:
  Distributions to participants                      91,800         98,701       133,824

  Administrative expenses                            11,778          7,999         8,866

                                                -----------    -----------   -----------
      Total deductions                              103,578        106,700       142,690

                                                -----------    -----------   -----------
INCREASE IN NET ASSETS FOR THE YEAR               2,810,770        846,253       442,394

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                               2,592,208      1,745,955     1,303,561

NET ASSETS AVAILABLE FOR BENEFITS,
                                                -----------    -----------   -----------
  END OF YEAR                                   $ 5,402,978    $ 2,592,208   $ 1,745,955
                                                ===========    ===========   ===========


See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

     General - The Plan was established by Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") effective January 1, 1996, for the benefit of a select group of management or highly compensated employees. This is a non-qualified Plan and is subject to the claims of creditors in the case of bankruptcy of Applied Industrial Technologies, Inc.

     Administration - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Trust, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

     The assets of the Plan are maintained and administered by Key Trust Co. of Ohio, N.A. acting as Trustee. The Trustee is responsible for the custody of assets.

     Participant Accounts - Each participant's account is credited with that participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Participation and Contributions - Participation in the Plan is limited to select management or highly compensated employees of the Company and whose contributions under the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Retirement Savings Plan") are limited.

     Eligible participants elect to make contributions to the Plan. There are no limits to the amount they can contribute. Participants may elect to transfer excess contributions from the Retirement Savings Plan. The company makes Supplemental Matching Contributions equal to the amount that matching contributions under the Retirement Savings Plan are limited each year due to the requirements of the provisions of Sections 401(k) and 401(m) of the Internal Revenue Code. Effective October 2000, the Plan was amended to allow transfers from the Applied Industrial Technologies, Inc. Deferred Compensation Plan upon retirement. Subsequently in 2001, this provision to allow transfers from the Applied Industrial Technologies, Inc. Deferred Compensation Plan was revoked.

     Supplemental Matching Contributions are segregated in the Matching Contributions Account and are invested in the Company Stock Fund. Non-participant directed investments included in the Company Stock Fund were $36,722 and $30,430 at December 31, 2000 and 1999, respectively. During the years ended December 31, 2000, 1999 and 1998, there were no Supplemental Matching Contributions made to the plan.

     Contributions are excluded from participant's taxable income until such amounts are received by them as a distribution from the Plan.

     Investment of Contributions - Participants elect investment of their contributions in 5% increments in the Plan's Company Stock Fund, American Fundamental Investors Fund, American EuroPacific Growth Fund, Bond Fund of America, Financial Reserves Fund, Small Company Stock Fund, Growth Stock Fund, Growth and Income Stock Fund, T Rowe Price Fund or the VanGuard Asset Allocation Fund. Participants may change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 5% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

     The value of the funds and the interest of individual participants under each fund are calculated daily (daily valuation).

     Vesting and Distributions - Each participant is immediately and fully vested in all participant contributions and earnings thereon. Participants vest in Supplemental Matching Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

     Upon termination of service, participants may receive lump sum distributions of their vested account balances no later than 60 days after the end of the Plan year in which they terminate employment with the Company. Distributions upon retirement may be received as a lump sum or as installments in accordance with the participant's election. Participants may also apply for hardship withdrawals from their Supplemental Salary Savings Contributions, subject to adherence to Internal Revenue Service regulations and approval by the Company.

     Forfeitures of nonvested amounts are applied to reduce future Supplemental Matching Contributions. There were no forfeitures in 2000, 1999 or 1998.

     Plan Termination - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all Supplemental Matching Employer Contributions made on their behalf.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Valuation of Investments - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing price for each of the funds or quoted market prices.

     Benefits Payable - Distributions to participants are recorded by the Plan when payments are made.

     Administrative Expenses - Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.

3.   INVESTMENTS

     The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

     Plan investments exceeding 5% of net assets available for benefits as of December 31, 2000 and 1999, respectively, were as follows:


                               Description of
                                 Investment                               2000            1999
           Applied Industrial Technologies, Inc. Common Stock        $2,965,427           $452,981

           Fundamental Investors, Inc.                                  312,762            305,850

           Franklin Small Cap Growth Fund                               481,827            360,382

           Growth Fund Portfolio                                        648,039            705,219

           Income Fund of America                                          0               171,888

           EuroPacific Growth Fund                                      159,825            230,039

           Victory Stock Index Fund                                     150,184            207,824

                                     ******

                          INDEPENDENT AUDITORS' CONSENT

Applied Industrial Technologies, Inc.

We consent to the incorporation by reference in Registration Statement No. 033-65509 of Applied Industrial Technologies, Inc. on Form S-8 of our report dated March 26, 2001, appearing in this Annual Report on Form 11-K of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan for the year ended December 31, 2000.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
March 26, 2001